EXHIBIT NO. 99.(h) 11

Exhibit D

Dated April 1, 2023

(Effective as of January 1, 2023)

Master Administrative Services Agreement

Administrative Fee

In return for the Administrative Services provided by the Administrator under this Agreement, the Funds shall pay the Administrator each calendar year (each a “Contract Period”) a fee (the “Annual Fee”) in an aggregate amount which reimburses the Administrator for one- hundred percent (100%) of its total costs of providing Administrative Services defined herein for the Contract Period (“Total Allocable Costs”) plus 50% of the annual cash compensation paid to the Funds' Chief Compliance Officer and any Third Party Cost Reimbursement, each as described below, subject to any adjustments as described herein.

In determining Total Allocable Costs, the Administrator shall allocate expenses of its Fund Treasury, Legal, Compliance, Global Investment and Client Support Risk Management, Corporate and Electronic Communications, Performance, IT Development and IT Operations Departments (the "Participating Departments") among (i) expenses incurred in providing Administrative Services for the Funds, (ii) expenses incurred in providing Administrative Services for its non-U.S. funds and (iii) expenses incurred in connection with activities other than providing Administrative Services for the Funds and MFS' non-US Funds based on underlying metrics reported by each department, and the expenses identified in category (i) shall constitute Total Allocable Costs under this Agreement. MFS shall use the method periodically presented to the Board (typically at the March Board Meeting in connection with the proposal for the annual budget of Total Allocable Costs as described below), as such methodology is amended from time to time by agreement between the Administrator and the Board, to allocate expenses of the Participating Departments for these purposes.

In connection with each Contract Period (typically at the March Board Meeting), the Administrator shall provide to the Board or a Committee of the Board an annual business plan for each of its Fund Treasury, Legal and Compliance Departments which, among other information, estimates the Total Allocable Costs for such Contract Period. The Board and/or Committee and the Administrator shall, based on this presentation and related discussions, agree upon a dollar amount representing Total Allocable Costs for the applicable Contract Period, which shall, subject to adjustment as described below and combined with any Third Party Reimbursable Costs as described below, constitute the Annual Fee for such Contract Period.

Throughout each Contract Period, the Administrator shall periodically (in the absence of unusual circumstances, quarterly) compare the then estimated Total Allocable Costs (taking into account, to the extent possible, actual Total Allocable Costs incurred to date) for such Contract Period with the estimated Total Allocable Costs initially used to determine the Annual Fee for such Contract Period and provide related reports to the Board or a Committee of the Board. Annually (typically at the March Board meeting) MFS shall report to the Board on the actual Total Allocable Costs incurred during the prior year Contract Period. If such actual Total Allocable Costs are lower than the originally estimated Total Allocable Costs, the difference shall be credited to the Funds through a reduction of the Total Allocable Costs and Annual Fee for the Contract Period next following the Contract Period under review or through such other means as shall be agreed by the Administrator and the Board. If such actual Total Allocable Costs are higher than the originally estimated Total Allocable Costs, the Administrator shall inform the Board of the amount and the reasons for the increase and may request that the Board approve that some or all of the difference be credited to the Administrator through an increase of the Total Allocable Costs and Annual Fee for the applicable Contract Period or through such other means as shall be agreed by the Administrator and the Board (it being understood that the Board may or may not approve any such request in its reasonable discretion).

In addition to the Annual Fee, the Funds shall pay or reimburse to the Administrator an amount equal to 50% of the cash compensation that MFS pays to its Chief Compliance Officer (or similar title, currently the “Head of Compliance – Americas”) (for purposes of this agreement, the "CCO") in consideration of that person also serving as the Chief Compliance Officer for the Funds (if such appointment by the Funds is requested and agreed upon between the Funds and MFS in accordance with Exhibit B). For purposes of this paragraph, cash compensation means the annual salary and cash portion of a bonus, if any, paid to the CCO. The cash bonus paid to the MFS' CCO is determined in February of each year on account of services provided during the prior year.

In connection with each Contract Period (typically at the March Board Meeting), the Administrator shall also provide to the Board or a Committee of the Board an estimate of the amount of the Funds' allocable portion of the costs for services or systems procured by MFS on behalf of the Funds provided by third parties listed below where MFS contracts directly with the third party ("Third Party Cost Reimbursement") for such Contract Period. The Board and/or Committee and the Administrator shall agree upon a dollar or percentage amount representing the Third Party Cost Reimbursement attributable to the Funds for the applicable Contract Period.

Third Party Vendors Procured by MFS on behalf of the Funds
Third Party Vendor	Type of Service
Battea Class Action Services LLC	class action settlement proofs of claim filing, foreign action monitoring, and related services

For calendar year 2023, the Annual Fee payable to the Administrator shall be $23,719,000 (which includes the Funds' share of the Third Party Cost Reimbursement determined in accordance with the Board approved methodology) as described in an amendment to this Agreement dated April 1, 2023.

The Annual Fee, the CCO compensation and any Third Party Cost Reimbursement shall be allocated among the Funds and paid by the Funds in accordance with the methodology described below.

(i)            Fixed Fee: Regardless of asset size, unless otherwise noted in Exhibit A of the Agreement, each Fund shall pay an annual fee to the Administrator in the amount of $17,500 (the “Fixed Fee”). If during the Contract Period a Fund either joins the Agreement pursuant to Section 9(d) or terminates pursuant to Section 8, a pro rata fixed fee will be charged for the portion of the calendar year that the Fund is a party to this Agreement.

(ii)            Asset-Based Fee: In addition to the Fixed Fee, each Fund whose “Fee Type” includes an “asset based fee” in Exhibit A to the Agreement (as is may be amended), shall pay a fee at an annual rate, stated as a percentage of the average daily net assets of the Fund on all net assets in excess of $50 million up to $4.0 billion, equal to a rate which when applied to the Fund’s net assets in excess of such minimum, as of the end of the calendar month prior to such determination, and when added to the Fixed Fees, is reasonably calibrated to pay the Administrator the Annual Fee for the applicable Contract Period. As necessary, the rate shall be adjusted from time to time based on the then current asset levels, in the discretion of the Administrator, if changes in asset levels warrant such adjustment, and shall also be adjusted from time to reflect any changes to the Annual Fee based on comparisons of estimated versus actual Total Allocable Costs during a Contract Period as described above.

The Administrator shall report any changes to the asset based fee to the Board for ratification at the next Board meeting following such change and shall report semi-annually to the Board the actual amount of payments received by the Administrator (report to the September Board meeting for payments for the six-month period ending June 30 and to the March meeting for payments for the six and twelve month periods ending December 31). If during a Contract Period Funds either join the Agreement pursuant to Section 9(d) or terminate pursuant to Section 8, the asset-based fee shall be adjusted, if necessary, so that the total of payments expected to be paid by the then remaining Funds under the Agreement will continue to be reasonably calibrated to pay the Administrator the Annual Fee, as it may be adjusted, for the applicable Contract Period.